

December 18, 2014

Via E-mail
Mr. Hakan Orvell
Chief Financial Officer
Performant Financial Corporation
333 North Canyons Parkway
Livermore, CA 94551

> **Re:** **Performant Financial Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-Q for the Quarter Ended September 30, 2014**
> **Filed November 10, 2014**
> **Response Dated December 9, 2014**
> **File No. 001-35628**

Dear Mr. Orvell:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 5, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Revenue Recognition, page 32

1.    You disclose that your estimated liability for appeals is based on historical data related to the likelihood of successful appeals and represents your best estimate of the probable amount of previously collected commissions that will be returned to CMS. Commencing with 2012, when you experienced a higher incidence of overturned audits and successful

appeals by providers, a known trend which was sustained through 2014, please tell us the following:

- Why you did not recognize an estimated liability for appeals at the time the related commissions revenues were recognized. In this regard, we note a timing difference between the time that you initially recognized revenue (i.e, "when the healthcare provider has paid CMS for a given claim or incurs an offset against future Medicare claims") and when you subsequently accrued the estimated liability for appeals as an offset to such revenue (i.e., when you received the commissions).

- Why it was appropriate to recognize revenue when it was not yet possible to provide an estimated liability for appeals at the time the related commissions revenues were recognized.

Item 9A. Controls and Procedures, page 42

2. Please tell us how you considered the increased incidence of overturned audits during the last two years (and continuing into 2014) in your assessment of internal controls over financial reporting, particularly the revenue recognition process.

Report of Independent Registered Public Accounting Firm, page F-2

3. Please ask your auditor to revise its report to further state that it has audited the financial statement schedules reported in Schedule II. Amend your filing to include the revised audit report.

Form 10-Q for the Quarter Ended September 30, 2014

Healthcare, page 13.

4. We note your response to comment 2. In order that we may better understand your response, please provide us a schedule of the balances for the estimated liability for appeals and the gross amount of the amount payable to client per Note 1 (c) on page 6, rolled forward from December 31, 2013 to September 30, 2014. Please expand your disclosure to inform your investors as to why you increased your estimated liability for appeals of your prior period audits during each of the last three years (i.e., estimates for commissions you received which are subject to appeal and are probable of being returned to providers). In this regard, we note that amounts charged against prior period revenues were $8.6 million and $12.8 million during 2012 and 2013, respectively (inclusive of nominal amounts related to allowance for uncollected receivables), with additional provisions continuing into 2014. Please provide more information with respect to the circumstances underlying the overturned audits, the years to which the overturned audits relate, the commonality and nature of the preponderant disallowances, and additionally whether the overturned audits were for work performed by you or your subcontractors.

5.       We note your response to comment 3.  Please tell us the nature and extent of the subject subcontractor's interaction with CMS with respect to the audit and recovery services they perform for you.  If such subcontractor has interaction with CMS, provide us your analysis of the other indicators of gross and net revenue reporting in ASC 605-45 to support your conclusion that you are the principal in the arrangement.  Refer to Example 8 of ASC 605-45-55.

Results of Operations

Three Months Ended September 30, 2014…, page 18

Nine Months Ended September 30, 2014 …page 20

6.       We note your disclosure that the decrease in healthcare revenues "was due primarily to reduced audit activity in the 2014 period as the result of the wind-down of … CMS RAC contract, resulting in substantially reduced levels of permitted healthcare audit and recovery activities."  Please expand your disclosure to state to what extent your current revenues were negatively impacted by increased estimates on your liability for appeals that related to prior period revenues.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc:     Via E-Mail
        Lisa Im
        Performant Financial Corporation

        David E. Lillevand
        Blair W. White
        Pillsbury Winthrop Shaw Pittman LLP